UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-35876

(Check One) [   ] Form 10-K   [   ] Form 20-F   [   ] Form 11-K   [X] Form 10-Q   [   ] Form N-SAR

For Period Ended: January 31, 2019

[   ] Transition Report on Form 10-K

[   ] Transition Report on Form 20-F

[   ] Transition Report on Form 11-K

[   ] Transition Report on Form 10-Q

[   ] Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:

HAMMER FIBER OPTICS HOLDINGS CORP.

15 Corporate Place South, Suite 100#, Piscataway, NJ 08854

Address of Principal Executive Office (Street and Number)

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The quarterly report of Hammer Fiber Optics Holdings Corp. on Form 10-Q could not be filed within the prescribed time period because the company is in the process of consolidating the acquisitions of 1stPoint Communications, Endstream Communications, Open Data Centers LLC and Shelcomm has previously announced in a Current Report on Form 8-K.  As a result, the consolidated financial statements were not completed in sufficient time to solicit and obtain the audit of the financial statements and review of the Form 10-Q, as well as signatures thereto in a timely fashion prior to the due date of the Report.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Erik B. Levitt	844	413-2600
(Name)	(Area Code)	(Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [   ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [   ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As reported in Part III the company underwent a series of acquisitions that will have a material impact on the company’s operations going forward.

HAMMER FIBER OPTICS HOLDINGS CORP.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 19, 2019	HAMMER FIBER OPTICS HOLDINGS CORP.

	By:	/s/ Erik B. Levitt
Erik B. Levitt
Principal Executive Officer